Exhibit 1

Media Relations Chito Maniago +632 849 3600 chito.maniago@cemex.com	Investor Relations Pierre Co +632 849 3600 pierre.co@cemex.com

CEMEX HOLDINGS PHILIPPINES REPORTS

FOURTH-QUARTER AND FULL-YEAR 2017 RESULTS

•	Fourth quarter domestic cement volume grew by 10% year-over-year

•	Debottlenecking initiatives to increase throughput by half a million tons to serve growing demand amidst bullish outlook for 2018

MANILA, PHILIPPINES. FEBRUARY 9, 2018 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that domestic cement volume sales for the fourth quarter increased 10% year-on-year, despite challenging weather conditions. For 2017, domestic cement volumes were flat compared to 2016.

Net sales for the fourth quarter reached PHP 5.2 billion, 1% lower year-over-year. Operating EBITDA was at PHP 628 million compared to PHP 1.4 billion in 2016 due to lower prices and higher fuel and distribution expenses.

The Company announced that in December 2017, it obtained the main environmental permit from the Department of Environment and Natural Resources for the 1.5 million ton expansion of its Solid Cement Plant.

In addition, for 2017, the company reported the following highlights:

•	Domestic cement sales volume in the second half of 2017 was the all-time highest second half volume for The Company.

•	Operations of the Solid Cement Plant kiln was the most efficient in the entire CEMEX system.

•	Net sales reached PHP 21.8 billion, from 24.3 billion in 2016 mainly due to its lower cement prices.

•	Operating EBITDA was at PHP 3.3 billion, from PHP 6.7 billion in the previous year.

•	Free Cash Flow was positive at PHP 1.2 billion after maintenance CAPEX and PHP 747 million after deducting strategic CAPEX.

Ignacio Mijares, President & CEO of CHP, said, “CHP remains positive on the prospects of Philippine construction, with expectations of sustained economic expansion in 2018. We remain focused on executing our capacity expansion plan in Solid Cement Plant. In addition, we are undertaking efforts to debottleneck our operations, achieve higher customer service levels, and reduce costs to drive growth for our business.”

CHP is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” each of which has a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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